Alliance BioEnergy Plus, Inc.

3710 Buckeye Street

Suite 120

Palm Beach Gardens, FL 33410

April 6, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Eric Atallah

Re:	Alliance BioEnergy Plus, Inc.
Amendment No. 2 to Registration Statement on Form 10-12G
Filed March 12, 2021
File No. 000-54942

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated March 27, 2021 addressed to Mr. Benjamin Slager, the Company’s Chief Executive Officer, with respect to the Company’s filing of the document indicated above.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. The Company has amended the registration statement consistent with this response.

Amendment No. 2 to Registration Statement on Form 10-12G filed March 12, 2021

Item 6. Executive Compensation, page 21

1. We note that each of Messrs. Slager and Santelli has entered into an employment agreement with you. Please provide the disclosure required by Item 402(j) of Regulation S-K with respect to such employment agreements, including describing severance payments and benefits due upon termination of employment.

COMPANY RESPONSE:

We have updated our Executive Compensation to include the severance packages of Messrs. Slager and Santelli as indicated in their employment contracts.

Financial Statements, page F-1

2. We note that your Form 10-12G/A was filed more than 45 days after your December 31, 2020 year end. If you cannot confirm that you will report pretax income for the year ended December 31, 2020, the interim financial statements for September 30, 2020 were stale as the time your registration statement went effective. If this is the case, please amend your Form 10-12G as soon as practicable to include audited financial statements as of and for the year ended December 31, 2020 and update the other financial disclosures throughout the filing. Refer to Rule 8-08(b) of Regulation S-X.

COMPANY RESPONSE:

We can confirm that we filed the Company’s Form 10-K Annual Report for the period ended December 31, 2020 on April 6, 2021. We have also incorporated our financial statements and results for that period in the Third Amendment.

On behalf of the Company, we acknowledge that:

● should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Alliance BioEnergy Plus, Inc.

By:	/s/ Benjamin Slager
Benjamin Slager
Chief Executive Officer

cc:	Robert L. B. Diener, Esq.